EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-87248, 333-80537 and 333-88183) pertaining to Dave & Buster’s Inc. 1995 Stock Option Plan, Stock Option plan for Outside Directors and Employee 401(k) Savings Plan and Form S-3 No. 333-108468 pertaining to the registration of $30,000,000 of convertible subordinated notes and warrants to purchase shares of common stock of Dave and Buster’s Inc. of our reports dated April 13, 2005, with respect to the consolidated financial statements of Dave and Buster’s, Inc., Dave and Buster’s, Inc.’s management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Dave and Buster’s, Inc. included in this Annual Report (Form 10-K) for the year ended January 30, 2005.

/s/ Ernst & Young LLP

Dallas, Texas
April 13, 2005